THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THE ATTACHED ANNOUNCEMENT.

public joint-stock company commercial bank “PrivatBank” (“privatbank” or the “borrower”) and UK SPV Credit Finance plc (the “Issuer”) (acting on behalf of and solely pursuant to instructions from PrivatBank) announces THE termination of a consent solicitation TO THE HOLDERS of the outstanding U.S.$200,000,000 9.375 per cent. Loan Participation Notes due 2015 issued by, but without recourse to, the Issuer for the sole purpose of funding a loan to PrivatBank (the “Notes”)

ISIN: XS0543744535	Common Code: 054374453

21 August 2015

PrivatBank and the Issuer (acting on behalf of and solely pursuant to instructions from PrivatBank) announces today that they have withdrawn a consent solicitation to Noteholders, which was formally announced and launched on 29 July 2015 (the “Consent Solicitation”) to approve by way of extraordinary resolution certain modifications of the terms and conditions of the Notes detailed in the notice of adjourned meeting dated 13 August 2015, previously provided to the Noteholders in accordance with the trust deed dated 24 September 2010 entered into by the Issuer and Deutsche Trustee Company Limited as trustee for the Noteholders (the “Trust Deed”) and as set out in the Consent Solicitation Memorandum dated 29 July 2015 (the “Consent Solicitation Memorandum”). The Consent Solicitation was launched on the terms set forth in the Consent Solicitation Memorandum. Capitalised terms used herein but not defined in this announcement have the same meaning given to them in the Consent Solicitation Memorandum.

PrivatBank and the Issuer (acting on behalf of and solely pursuant to instructions from PrivatBank) have resolved not to proceed with the Consent Solicitation. Consequently, any electronic voting instructions previously given by Noteholders in respect of the proposal made in the Consent Solicitation Memorandum will be disregarded and have no effect, and any Notes previously blocked in the clearing systems in respect of such instructions will be released and returned to Noteholders.

It is not intended that the extraordinary resolution set out in the Consent Solicitation Memorandum and the notice of adjourned meeting dated 13 August 2015 will be presented to the Noteholders’ meeting scheduled to take place on 27 August 2015 and accordingly the Noteholders’ meeting scheduled to take place on 27 August 2015 will still be held but will be adjourned sine die. Thus the Trust Deed constituting the Notes and the loan agreement between the Issuer and PrivatBank dated 17 September 2010 will remain in their present form, unamended, and the maturity date of the Notes will remain unchanged.

This announcement confirms formal withdrawal of the Consent Solicitation. PrivatBank and the Issuer (acting on behalf of and solely pursuant to instructions from PrivatBank) reserve the right to initiate a new consent solicitation on such terms as they may determine in their sole discretion at a later date, but they are under no obligation to do so.

Public Joint-Stock Company Commercial Bank “PrivatBank”

Registered Office:

50 Naberezhna Peremohy
Dnipropetrovsk
Ukraine 49094

For enquiries please contact the Solicitation Agent:

Commerzbank Aktiengesellschaft

Mainzer Landstrasse 153

DLZ-Geb. 2, Händlerhaus

60327 Frankfurt am Main

Germany
Attention: Liability Management Group
By telephone: +49 69 136 59920
By email: liability.management@commerzbank.com

Neither this announcement nor the Consent Solicitation Memorandum constitutes or forms part of, and should not be construed as, an offer for sale or subscription of, or a solicitation of any offer to buy or subscribe for, any securities of the Issuer, the Borrower or any other entity.

Nothing in this announcement, the Consent Solicitation Memorandum or in any other documents, information or communications related to the Notes shall be interpreted as containing any offer or invitation to, or solicitation of, any such circulation, distribution, placement, sale, purchase or other transfer or advertisement in Ukraine.

The distribution of this announcement and the Consent Solicitation Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Consent Solicitation Memorandum comes are required by the Issuer, the Borrower, the Solicitation Agent and the Tabulation Agent to inform themselves about, and to observe, any such restrictions. This announcement and any materials relating to the Consent Solicitation do not constitute, and may not be used in connection with, any form of offer or solicitation in any place where such offers or solicitations are not permitted by law.

The communication of the Consent Solicitation Memorandum and this announcement by the Issuer and the Borrower and any other documents or materials relating to the Solicitation is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. Such documents and/or materials are only directed at and may only be communicated to (a) those persons in the United Kingdom falling within the definition of Investment Professionals (contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or within Article 43 of the Order, or other persons to whom it may lawfully be communicated in accordance with the Order; or (b) persons outside the United Kingdom. Nothing in the Consent Solicitation Memorandum or in this announcement constitutes or contemplates an offer to buy or the solicitation of an offer to sell securities in the United States or in any other jurisdiction.

If a jurisdiction requires that the Consent Solicitation be made by a licensed broker or dealer and the Solicitation Agent or any of its affiliates is such a licensed broker or dealer in that jurisdiction, the Consent Solicitation shall be deemed to be made by the Solicitation Agent or such affiliate, as the case may be, on behalf of the Issuer and the Borrower in such jurisdiction where it is so licensed and the Consent Solicitation is not being made in any such jurisdiction where the Solicitation Agent or one of its affiliates is not so licensed.